April 8, 2010
Ms. Jessica Barberich
Mr. Mark Rakip
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Arbor Realty Trust, Inc.
Form 10-K for fiscal year ended December 31, 2008
Filed March 9, 2009
Form 10-Q for the period ended June 30, 2009
Filed August 7, 2009
Form 10-Q for the period ended September 30, 2009
Filed November 6, 2009
File No. 1-32136
Dear Ms. Barberich and Mr. Rakip:
Arbor Realty Trust, Inc. (the “Company”) has received your letter, dated March 23, 2010 (the “Comment Letter”) regarding the Form 10-K for the year ended December 31, 2008, Form 10-Q for the period ended June 30, 2009 and Form 10-Q for the period ended September 30, 2009 of the Company (the “Filings”) and is responding to the comments of the staff of the Commission (the “Staff”) set forth in the Comment Letter. Each of the numbered comments below relates to the corresponding numbered comment in the Comment Letter and is immediately followed by the response to such comment.
Form 10-K for the year ended December 31, 2008
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies
Impaired Loans and Allowance for Loan Losses, page 75
1.	We note your response to prior comment one. We are still unclear how you have complied with FASB ASC 310-10-35-36 for loans that you specifically evaluated but did not conclude to be impaired. Please advise.
Company Response:
To further clarify, the Company revalues each and every loan and investment in its portfolio quarterly for potential impairment on a specific asset basis. The Company’s loans and investments are individually specific and unique as it relates to product type, geographic location, collateral type, as well as to the rights and remedies and the position in the capital structure the Company’s loans and investments have in relation to the underlying collateral. The Company evaluates all of this information as well as the general market trends related to specific classes of assets, collateral type and geographic locations, when determining the appropriate assumptions such as capitalization and market discount rates, as well as the borrowers operating income and cash flows, in estimating the value of the underlying collateral when determining if a loan is impaired. Included in the evaluation of the capitalization and market discount rates, the Company considers not only assumptions specific to collateral but also considers geographical and industry trends that could impact the collateral’s value. As an example, when the Company evaluates each one of its loans that are secured by office properties, the Company will obtain market reports, such as REIS or CoStar, to evaluate overall market vacancies and current rental rate trends in the appropriate sub market in which the collateral securing the loan is located, to determine the necessary assumptions when calculating the appropriate value of the collateral securing the investment. Accordingly, both loan specific and market trends are factored into the Company’s valuations and determination of required reserves. Therefore, the Company does not believe a general reserve is required, given the specific nature of each one of the Company’s loans and investments, as well as in light of the Company’s detailed approach as it relates to using general market trends and data when recording specific reserves on each loan and investment.
Form 10-Q for the period ended June 30, 2009
Notes to Consolidated Financial Statements
Note 6 — Investment in Equity Affiliates
Lightstone Value Plus REIT L.P. / Prime Outlets, page 20
2.	We note your response to prior comment two, as well as your response to our prior comment five from your letter dated October 9, 2009. You stated that, based on an assessment of your liquidity needs, you decided to monetize your profits interest in POM to obtain cash flow which was in the form of a debt arrangement. Given your financial difficulties and apparent need for liquidity at such time, please tell us whether you believe that the interest rate of 4% on the debt arrangement reflected a market-based rate and provide support for such conclusion. Tell us what other sources of financing you pursued, including the amounts and interest rates that were available to you both for secured and unsecured borrowings with similar terms.
Company Response:
For further clarification, the Company was approached by Lightstone Value Plus REIT L.P. (“LVPR”) in 2008 to purchase the Company’s profits interest in Prime Outlets Member, LLC (“POM”). While the Company believed that this profits interest was a valuable asset, it was not actively seeking financing or looking to sell or otherwise exchange this asset at the time it was approached by LVPR. However, as long as the Company’s corporate objectives were achieved, it indicated to LVPR that it would consider a transaction for this asset, especially considering the economic turmoil and the Company’s assessment of its short and long term liquidity needs at that time. As a REIT, the Company is required to distribute substantially all of its taxable income. To achieve a very important corporate objective of retaining as much capital as possible without having to distribute substantially all of the proceeds as a dividend which would have been taxable to its shareholders, the parties negotiated a structure that provided essentially the same economics as a cash sale, while retaining the capital in the Company.
The structure first involved negotiating and agreeing to the value of the profits interest. The value of the profits interest was established based on the fair value of the net assets of POM, using market discount and capitalization rates and actual and projected property performance, and then, the Company’s share of those net assets based on their profits interest percentage.
Additionally, the Company determined the value of the common and preferred operating partnership units in LVPR that it would receive in exchange for the profits interest in POM. The common operating partnership units were valued at $10 per unit similar to common shares offered by Lightstone Value Plus REIT Inc. (“LVPRI”) in its prospectus supplement. The common operating partnership units can be converted at any time by the Company for common shares in LVPRI. The preferred units were valued at $1,000 per unit. This value is supported by the following:
•	The preferred units may be redeemed at the option of LVPR at a redemption price per preferred unit equal to the sum of the liquidation preference (see below, equals the fair value of the preferred units at the consummation of the exchange) plus an amount equal to all distributions (whether or not earned or declared) accrued and unpaid thereon to the date of redemption, and the redemption price shall be payable in cash.

•	LVPR has an incentive to redeem the preferred units in June 2013, as following that date, the annual distribution rate applicable to the preferred units shall increase from 4.6316% to 15% and the Company would be granted certain consent rights with respect to certain actions of LVPR.

•	Unless such preferred units have previously been redeemed, at the option of the holder thereof, or otherwise converted to common units, any preferred units may be converted, in whole or in part, at any time after June 2013, into such number of common units obtained by dividing the aggregate preferred unit liquidation preference of such preferred units by the estimated fair market value of one common share in LVPRI

•	In the event of any liquidation, the holders of the preferred units shall be entitled to receive $1,000 per preferred unit plus an amount equal to all distributions (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders.
Once the two parties agreed on the value of these assets, the Company, in June 2008, agreed to exchange its profits interest in POM for the operating partnership units in LVPR. This agreement was subject to LVPR obtaining necessary approvals before the exchange of the LVPR operating partnership units and the POM profits interest could be consummated.

In order to satisfy the Company’s corporate objective of maximizing liquidity, the Company simultaneously agreed to receive 90% of the value of the profits interest in cash via a loan from LVPR. In order to alleviate the economic risk to the Company while LVPR was seeking necessary approvals, the debt agreement was executed concurrently with the exchange agreement in June 2008. The LVPR debt initially was secured by the Company’s profits interest in POM. At that time, the Company and LVPR agreed that, upon obtaining the necessary approvals and upon consummation of the exchange, the loan would be secured by the LVPR operating partnership units received by the Company in the exchange, with no other recourse or covenants to the Company. Such approvals were subsequently obtained and the exchange was completed in March 2009.
As stated earlier, the initial step of executing the loan in advance of the exchange and securing it against the Company’s profits interest was to alleviate economic risk to the Company, while LVPR was seeking approval. If LVPR did not receive approval, the loan would have stayed in place and the Company would have been eligible for a termination fee of approximately $6 million.
In summary, the Company was not pursuing other forms of financing for its interest in POM and the loan was a direct result of the negotiated exchange with LVPR in order to achieve the corporate objective of retaining capital for the Company. The Company did, however, compare the 4% rate on the debt to other debt instruments on the Company’s balance sheet, which had recently been modified to reflect market conditions, including the Company’s junior subordinated notes which have a blended rate of approximately 2.80% over three month Libor and are unsecured and the Company’s term debt facilities with Wachovia, which have an interest rate of 3.50% over one month Libor and are secured by certain assets of the Company. As a result of this analysis, the Company concluded that the 4% interest rate was a reasonable market rate for such a debt instrument.
3.	Notwithstanding comment 2 above, we note that the interest rate on the debt arrangement may be below-market. In light of this interest rate, it appears that there may be multiple elements to this transaction. Tell us what consideration you gave to evaluating the value given up in the exchange of investments as additional interest paid on the debt arrangement. Please provide us with more details regarding the economics of the transaction, and advise us of your assessment of the fair value of your profits interests in POM at June 2008, the time you entered into the debt arrangement which was collateralized by these interests, as well as at the time of the exchange in March 2009.
Company Response:
As mentioned above, the debt instrument was part of the negotiated transaction to achieve certain corporate objectives and the Company believed the consideration received for the profits interest and the debt terms were at market terms. The Company valued its profits interest in POM by valuing the Company’s portion of the net asset value of POM, using market discount and capitalization rates and actual and projected property performance based on its profits interest percentage at June 2008, the time the parties reached an agreement in terms. Upon the closing of the transaction in March 2009, the Company reviewed the value of the net assets of POM again and had determined that there was no material change and, therefore, the value of the Company’s profits interest did not change. At that time, the Company exchanged its profits interest for an equivalent value of operating partnership units in LVPR, based on the most recent stock prices issued in similar LVPR operating partnership offerings. The operating partnership units issued were then pledged as collateral against the existing loan. As a result, we believe that the fair value of the profits interest in POM was equal to the fair value of the number of operating partnership units in LVPR that were received in the exchange and that the terms of the debt arrangement were at market.
4.	Furthermore, based on the economics and purpose of the transaction, it appears that separating the debt and exchange transactions for accounting purposes may not be appropriate. Since the consideration received in the exchange, operating units in LVP REIT LP, serves as collateral for the loan, your investment in LVP continues to be at risk over the life of the debt arrangement. Thus, to the extent a gain results from the transaction, it appears that deferring the gain may be more appropriate. Please further address your consideration of combining the two transactions for purposes of determining the most appropriate accounting treatment for the timing of the gain.
Company Response:
As mentioned above, the transaction was structured to provide the same economics as a sale but such that Company would retain as much capital as possible without having to distribute substantially all of the proceeds as a dividend which would have been taxable to its shareholders. The Company accounted for this transaction consistent with the business purpose and substance of the transaction. Accordingly, the Company accounted for this exchange as a nonmonetary transaction and recorded the asset received and debt instrument issued separately. The Company, in essence, accomplished this objective by locking in the value and receiving the majority of the value in June 2008 through a non-recourse loan to the Company, which is currently secured by the operating partnership units in LVPR. Economically, the value of the Company’s operating partnership units in LVPR is not at risk as the units cannot be redeemed for five years and, upon such redemption, the proceeds are required to be used to pay down the debt immediately. If the units are not redeemed after the five years, then the Company’s preferred return on the operating partnership units will increase from 4.6316% to 15% and the Company will receive certain decision making consent rights, in addition to the debt staying in place with an interest rate of 4%. Finally, if the debt comes due (which will occur on July 1, 2016) and the operating partnership units have not been redeemed, the debt will be foreclosed on, which only entitles LVPR to the Company’s operating units in LVPR in satisfaction of the debt, therefore leaving no exposure to a decline in the value of the operating partnership units of LVPR to the Company. As a result, we believe that the gain is appropriately recorded at the time of the exchange in March 2009.

Form 10-Q for the period ended September 30, 2009
Notes to Consolidated Financial Statements
Note 6 — Investment in Equity Affiliates
Lightstone Value Plus REIT L.P. / Prime Outlets, page 21
5.	We also note that in August 2009, through your unconsolidated joint venture in JT Prime, you sold your remaining equity interest in POM for additional operating units of LVP REIT LP. Similar to the March 2009 transaction, JT Prime recorded a gain on sale of the equity interests in POM, of which your share was $10.7 million, based on the value of the operating partnership units and cash received. We also note that such operating units received are collateral for a loan entered into by JT Prime in connection with the August 2009 sale. Please note that our comments 2-4 above also relate to this transaction; in your responses, when relevant, please address the August 2009 exchange/debt arrangement separately.
Company Response:
The Company was approached by LVPR a second time to purchase the Company’s remaining equity interest in POM, which was held through a 50% noncontrolling interest in an unconsolidated joint venture, JT Prime. JT Prime had the same corporate objectives as the Company when the Company exchanged its profits interest in POM as described above, and negotiated a similar transaction for the exchange of this equity investment. JT Prime valued its equity interest in POM using then current market discount and capitalization rates and actual and projected property performance and based on the portion of the net asset value of POM it would be entitled to at that time. The Company, through this unconsolidated joint venture, then agreed to exchange its equity interest in POM for an equivalent value of operating partnership units in LVPR and received a substantial amount of that value through a loan secured only by JT Prime’s operating units in LVPR. All the debt’s terms and covenants were similar to the debt issued as a result of the exchange of the Company’s profits interest in POM mentioned above. In addition, JT Prime performed a similar analysis as it relates to the market rate on the debt instrument, value of the equity interest investment exchanged, the accounting of the asset and the debt separately and the recording of a gain from this transaction. The Company reflected its portion of JT Prime’s gain on the exchange as part of recording its earnings from this equity investment.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filings and further acknowledges that comments from the Staff or changes to disclosure in the Filings in response to comments from the Staff do not foreclose the Commission from taking any action with respect to the Filings. The Company will not assert any comments from the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Any questions or comments relating to the foregoing or the enclosed materials should be directed to the undersigned at (516) 506-4422.

Sincerely,
/S/ Paul Elenio
Paul Elenio
Chief Financial Officer